UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From __________ to ___________

Commission file number: 001-37760

SiteOne Savings and Investment Plan

(Full title of the plan)

SiteOne Landscape Supply, Inc.

(Name of issuer of the securities held pursuant to the plan)

300 Colonial Center Parkway

Suite 600

Roswell, Georgia 30076

(Address of principal executive offices of issuer)

SITEONE SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the

SiteOne Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SiteOne Savings and Investment Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Windham Brannon, LLC

We have served as the Plan’s auditor since 2016.

Atlanta, Georgia

June 28, 2022

SiteOne Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2021	2020
Assets

Investments, at fair value (Note 3)	$375,519,651	$307,766,841

Cash	–	2,354

Receivables:
Employer contributions	667,574	379,324
Notes receivable from participants	6,085,448	5,353,219
	6,753,022	5,732,543

Net assets available for benefits	$382,272,673	$313,501,738

See accompanying notes to the financial statements.

SiteOne Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31
2021
Additions
Investment income	$50,483,556

Interest income on notes receivable from participants	345,045

Contributions:
Employer, net of forfeitures	11,354,656
Participant	25,293,143
Participant rollovers	4,225,928
Total contributions	40,873,727

Total additions	91,702,328

Deductions
Benefits paid to participants and beneficiaries	22,866,358
Administrative expenses	65,035
Total deductions	22,931,393

Net increase	68,770,935

Net assets available for benefits:
Beginning of year	313,501,738
End of year	$382,272,673

See accompanying notes to the financial statements.

SiteOne Savings and Investment Plan

Notes to Financial Statements

December 31, 2021 and 2020

1. Description of the Plan

The following description of the SiteOne Savings and Investment Plan (the “Plan”) provides only general information. More complete information regarding the Plan may be found in the Plan document, which is available to all participants upon request.

General

The Plan is a defined contribution plan covering substantially all employees, except leased employees, employees covered by a collective bargaining agreement, certain nonresident aliens, and seasonal employees, of SiteOne Landscape Supply, Inc. and its subsidiaries (the “Company”). Employees are immediately eligible to participate in the Plan upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In early March 2020, COVID-19 was characterized as a pandemic by the World Health Organization. The Plan permitted COVID-19-related distributions and suspension of participant loan repayments in accordance with the Coronavirus Aid, Relief and Economic Security Act as well as suspended 2020 required minimum distributions payable after April 1, 2020 and allowed 2020 to be disregarded for purposes of the five-year required minimum distribution deadline.

Plan Amendment and Restatement

During the Plan year, the Plan was amended and restated to comply with the Internal Revenue Service’s (“IRS”) Cycle 3 restatement requirements.

Contributions

Eligible employees are automatically enrolled into the Plan after 30 days of employment, unless the employee elects otherwise. Pre-tax contributions are withheld at 3% of eligible compensation and increased by 1% each year until it reaches 50% of eligible compensation, unless the employee elects differently. Participants may elect to make pre-tax and/or Roth contributions of up to 50% of eligible compensation as defined by the Plan document, not to exceed a maximum of $19,500 for the Plan year. Additional catch-up contributions of up to $6,500 may be made by those participants who have attained age 50 prior to the end of the Plan year.

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (i.e., participant rollovers).

The Company may make discretionary matching contributions. For the year ended December 31, 2021, the Company made matching contributions equal to 120% of the first 2% of the participant’s pre-tax annual compensation plus 40% for the next 4% of the participant’s annual pre-tax compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, earnings and losses on the investments in their account and charged with certain administrative expenses.

Participants direct the investment of their account into various investment options offered by the Plan. Self-directed brokerage accounts cannot invest in tax-exempt securities, mutual funds already offered by the Plan, Company stock, annuities, physical certificates, U.S. savings bonds, precious metals, limited partnerships, exchange traded funds, futures contracts, commodities, or various types of options. Participants may change their investment options on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. A participant is 100% vested after three years of credited service if employed after December 23, 2013. If employed prior to that date, they are always 100% vested in the employer matching contribution. Matching contributions from prior employers of merged plans are subject to vesting schedules in place at the time of the merger.

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow from their vested balances in the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and must bear a reasonable rate of interest. Only one loan may be outstanding at any time. Interest rates on outstanding loans generated by the Plan ranged from 4.25% to 7.50% for the year ended December 31, 2021. Principal and interest are paid ratably through payroll deductions.

Benefit Payments

On termination of service due to separation, death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in their account. Upon termination of service, only the vested portion of the participant’s account becomes payable. In the event of the participant’s death or permanent and total disability, their interest in the Plan will become fully vested.

In-service withdrawals are available in limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate financial need and who meet one of the specific circumstances defined in the Plan document. Hardship withdrawals are strictly regulated by the IRS, and before requesting a hardship withdrawal, all requirements must be met in order for a request to be approved.

Administrative Expenses

Participants are charged an asset-based service fee for administrative expenses of the Plan related to recordkeeping services. Participants also pay certain administrative fees for participant-initiated transactions. Investment-related expenses are included in net change in fair value of investments. The Plan document permits certain administrative expenses to be paid by the Plan. Expenses paid by the Plan in 2021 included recordkeeping fees, audit fees, and advisory fees. The Company pays all other administrative expenses of the Plan. The Company does not expect reimbursement from the Plan for these expenses.

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeited Accounts

Forfeited non-vested account balances totaled $153,422 and $140,723 as of December 31, 2021 and 2020, respectively. These accounts are first used to pay administrative expenses and then to reduce future Company contributions. During the year ended December 31, 2021, $51,484 was used to pay administrative expenses and $826,872 was used to reduce employer contributions.

Company Stock Fund

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Company Stock Fund are reinvested in Company common stock.

The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Contribution limits were set at a maximum of 10% of a participant’s contributions. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 10% of the participant’s total account balance being invested in the Company Stock Fund.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become fully vested in their Company contributions. The Plan’s assets would be distributable to the participants in accordance with the respective values of their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market, and credit volatility. Market risks include U.S. and global events that could impact the value of Plan investments. Such events may include public health emergencies such as a pandemic, as well as international conflicts, cybersecurity attacks, supply chain disruptions, global monetary policy decisions, inflation, significant economic influences, and other adverse credit and market events and conditions. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management of the Plan determines the Plan's valuation policies utilizing information provided by the investment advisers and trustee. See Note 3 for further discussion of fair value measurements.

Purchases and sales of common stock are recorded on a trade-date basis. Interest income is recorded when received. Dividends on common stock are recorded on the ex-dividend date and are included in investment income. Investment income includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding balance. Interest income is recognized when received by the Plan. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default the participant loan balance is reduced, and a benefit payment is recorded.

Recently Adopted Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which amended certain disclosure requirements of Accounting Standards Codification (“ASC”) 820. The ASU removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for the timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate net asset value (“NAV”) to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The Company adopted ASU 2018-13 in the first quarter of 2020. The adoption of ASU 2018-13 did not have a material impact on the Plan’s financial statements or related disclosures.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described below:

Level 1   - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Level 2   - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in markets that are not active;
•	Observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals); and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3   - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Managed income portfolio: The managed income portfolio account trades daily at the NAV per share of the fund. The managed income portfolio has redemption restrictions that limit the timing of withdrawals. Participant directed withdrawals may be made on any business day, provided that the exchange is not directed into a competing fund. Transferred amounts must hold a non-competing investment option for 90 days before funds may be transferred to a competing fund. In addition, redemptions of the Fidelity Management Trust Company (“Fidelity”) managed income portfolio directed by the Company must be preceded by 12 months written notice to Fidelity.

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Mutual funds, money market fund, self-directed brokerage accounts, and Company common stock: valued at the daily closing price as reported by the investment and are deemed to be actively traded. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their NAV and to transact at that price.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and investment category, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020:

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$356,155,795	$–	$–	$356,155,795
Company stock fund	6,191,065	–	–	6,191,065
Money market fund	6,167,922	–	–	6,167,922
Self-directed brokerage accounts	4,940,357	–	–	4,940,357
Managed income portfolio	2,064,512	–	–	2,064,512
	$375,519,651	$–	$–	$375,519,651

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$291,533,946	$–	$–	$291,533,946
Company stock fund	3,727,375	–	–	3,727,375
Money market fund	5,929,992	–	–	5,929,992
Self-directed brokerage accounts	3,978,685	–	–	3,978,685
Managed income portfolio	2,596,843	–	–	2,596,843
	$307,766,841	$–	$–	$307,766,841

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Company adopted a pre-approved plan with cash or deferral arrangement that received a favorable opinion letter from the IRS on June 30, 2020, which stated that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has no income subject to unrelated business income tax.

5. Transactions with Parties-in-Interest

The Plan held 25,547 and 23,489 shares of Company common stock valued at $6,191,065 and $3,727,375 at December 31, 2021 and 2020, respectively. There were no dividends declared on the Company common stock during 2021.

Plan investments include shares of mutual funds, a money market fund, and units of the managed income portfolio fund managed by Fidelity. Fidelity is the custodian as defined by the Plan; therefore, transactions in these investments qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in investment income, as they are paid through revenue sharing rather than a direct payment.

6. Subsequent Events

There has been significant volatility in the financial markets since December 31, 2021 resulting in an overall market decline, which has resulted in a substantial decrease in the value of the Plan investment portfolio.

Supplemental Schedule

SiteOne Savings and Investment Plan

EIN: 34-4485550           Plan No.:002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Fidelity:
	Growth Company Fund	Mutual fund	$47,677,649
	500 Index Fund	Mutual fund	19,557,003
	Mid Cap Index Fund	Mutual fund	7,276,529
	Small Cap Index Fund	Mutual fund	5,203,443
	US Bond Index Fund	Mutual fund	1,674,028
	Real Estate Index Fund	Mutual fund	1,526,350
	Global ex US Index Fund	Mutual fund	1,153,418
	Inflation-Protected Index Fund	Mutual fund	1,102,873
	MFS International Diversification Fund	Mutual fund	3,155,417
	T. Rowe Price:
	Retirement 2030 Fund	Mutual fund	48,752,551
	Retirement 2035 Fund	Mutual fund	44,924,164
	Retirement 2025 Fund	Mutual fund	42,238,362
	Retirement 2040 Fund	Mutual fund	34,723,269
	Retirement 2045 Fund	Mutual fund	34,595,175
	Retirement 2050 Fund	Mutual fund	17,235,198
	Retirement 2020 Fund	Mutual fund	15,739,010
	Retirement 2055 Fund	Mutual fund	12,654,520
	Retirement 2015 Fund	Mutual fund	3,765,617
	Retirement 2060 Fund	Mutual fund	2,208,041
	Retirement Balanced Fund	Mutual fund	1,834,373
	Retirement 2065 Fund	Mutual fund	164,078
	Allspring Emerging Markets Fund	Mutual fund	804,298
	JP Morgan US Value Fund	Mutual fund	5,564,524
	Western Asset Core Bond Fund	Mutual fund	2,625,905
			356,155,795

SiteOne Savings and Investment Plan

EIN: 34-4485550            Plan No.:002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	BrokerageLink	Common stock	$3,525,703
	BrokerageLink	Unit	591,334
	BrokerageLink	Interest bearing cash	296,712
*	BrokerageLink	Fidelity fund	257,890
	BrokerageLink	Certificate of deposit	199,950
	BrokerageLink	External fund	66,511
	BrokerageLink	Rights/warrants	2,257
			4,940,357

*	Fidelity Government Money Market Fund	Money market fund	6,167,922

*	SiteOne Company Stock	Company common stock	6,189,585
*	SiteOne Stock Purchase Account	Company common stock/cash reserves	1,480
			6,191,065

*	Fidelity Managed Income Portfolio	Collective trust	2,064,512
			375,519,651
*	Participant loans	Interest rates range from 4.25% to 7.50%	6,085,448
			$381,605,099

Column (d) has not been presented as all investments are participant directed.

* Indicates a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Windham Brannon, LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SiteOne Landscape Supply, Inc., as administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SITEONE SAVINGS AND INVESTMENT PLAN

By: Benefits Committee of SiteOne Landscape Supply, Inc.

	By:	/s/ Joe Ketter
Joe Ketter, Committee Member
Date: June 28, 2022